

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 2, 2017

David A. Veltri
Chief Executive Officer
U.S. Energy Corp.
4643 S. Ulster Street, Suite 970
Denver, CO 80237

> **Re:** **U.S. Energy Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 21, 2017**
> **File No. 0-06814**

Dear Mr. Veltri:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Sincerely,

  /s/ Loan Lauren P. Nguyen

  Loan Lauren P. Nguyen
  Legal Branch Chief
  Office of Natural Resources